Mail Stop 7010

      August 17, 2005

via International mail and facsimile to +55 (51) 3323.2292

Mr. Jorge Gerdau Johannpeter
Chief Executive Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005

	RE:	Gerdau S.A.
      Form 20-F for the year ended December 31, 2004
		Filed June 30, 2005
      File No. 001-14878

Dear Mr. Johannpeter:

		We have reviewed your filing and have the following comments. We think you should revise your future filings to comply with our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

F. Disclosure of Contractual Obligations, page 43

1. Include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations."

Legal Proceedings, page 56

2. We note that you have assessed the materiality of the your legal proceedings with reference to the financial position of the Company.
Expand your assessment of materiality with reference to your results of operations and liquidity.

Item 15 - Controls and Procedures, page 82

3. We note that your Chief Executive Officer and Chief Financial Officer concluded your disclosure controls and procedures "...were effective in providing reasonable assurance that the information which the Company was obliged to disclose in the reports that it filed and submitted under the terms of the Exchange Act would be recorded, processed, summarized and reported as and when required."
This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Report of Independent Registered Public Accounting Firm, page F-2

4. We note that PricewaterhouseCoopers Auditores Independentes makes reference to another auditors` report. Please furnish us with a copy of this report and provide the referenced report in future filings.

2.2 Currency Remeasurement, page F-10

5. Tell us under what circumstances the U.S. dollar amounts have been remeasured from the financial statement expressed in the local currency of the countries where Gerdau and each subsidiary operate.
Expand your disclosures accordingly.





3.14 Revenue Recognition, page F-14

6. We assume that title is transferred upon delivery. Please revise to clarify or tell us under what circumstance you have recognized revenue prior to delivery. Refer to SAB Topic 13.A.3.a.

16.2 Other Commitments, page F-45

7. Disclose the significant terms of your long-term supply agreements.

23 Segment Information, page F-55

8. Disclose the revenues from external customers for each product and service or each group of similar products and services. Refer to paragraph 37 of SFAS No. 131. In this regard, we note your discussion of product categories under your Business Overview section.

9. Disclose the basis used to attribute revenues from external customers to individually material countries. Refer to paragraph
38(a) of SFAS 131.

10. You indicate that information for long steel products in Brazil and specialty steel products in Brazil is presented under your reportable segment Long Brazil since the operations of specialty steel products in Brazil do not meet any of the quantitative thresholds established by SFAS No. 131 for presenting separate information about such segment. Confirm to us that these operating segments meet the aggregation criteria of paragraph 17 of SFAS No.
131. In this regard, we note that paragraph 19 of SFAS No. 131 clarifies that you may combine information about operating segments that do not meet the quantitative thresholds with information about other operating segments that do not meet the quantitative thresholds to produce a reportable segment only if the operating segments share a majority of the aggregation criteria listed in paragraph 17 of SFAS
No. 131. If you have inappropriately aggregated your operating segments under SFAS No. 131, address for us how you will revise your segment disclosures.

11. You discuss seven business units within your Long Steel segment on page 23. Address for us whether these seven business units are operating segments as defined by paragraph 10 of SFAS 131. If so, tell us how these seven business units meet the aggregation criteria of paragraph 17 of SFAS No. 131. Provide us with sufficient information for us to understand how these business units are economically similar. In this regard, provide us with a 5 year trend analysis of sales and gross margins and address any apparent dissimilarity among the trends these seven business units depict.

*    *    *    *
		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Jeanne Baker, Assistant Chief Accountant at (202)
551-3691, or to the undersigned at (202) 551-3255.

							Sincerely,


							Nili Shah
							Accounting Branch Chief
??

??

??

??

Mr. Jorge Gerdau Johannpeter
Gerdau S.A.
August 17, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE